                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549


                                     SCHEDULE 13D


                     UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 2*)

                                     KTI, Inc.
------------------------------------------------------------------------------
                                  (Name of Issuer)

                                    Common Stock
------------------------------------------------------------------------------
                           (Title of Class of Securities)

                                     482689205
                         --------------------------------
                                   (CUSIP Number)

     Bret R. Maxwell, 233 S. Wacker Drive, Suite 9500, Chicago, Illinois 60606
                                   (312)258-1400
------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                  Communications)

                                  August 7, 1998
                         --------------------------------
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 482689205                   13D                 Page 2 of 7 Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Environmental Private Equity Fund II, L.P.  36-383-0765
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 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group (See Instructions)             (b)  /x/
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 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds (See Instructions)

     Not applicable.
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
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 (6) Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power               149,912*
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power               0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power               149,912*
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power               0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     149,912*
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     1.2%
-------------------------------------------------------------------------------
(14) Type of Reporting Person

     PN
-------------------------------------------------------------------------------
                             *SEE ITEM 5 HEREOF.

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                                                           Page 3 of 6 Pages



THIS SCHEDULE AMENDS A SCHEDULE 13D DATED JULY 14, 1997, AS AMENDED BY AMENDMENT NO. 1 TO SCHEDULE 13D DATED APRIL 6, 1998. ALL ITEMS NOT MENTIONED SPECIFICALLY IN THIS AMENDMENT REMAIN AS PROVIDED IN THE ORIGINAL 13D AND AMENDMENT NO. 1.

                          Item 2.  Identity and Background.

     This Schedule 13D is filed on behalf of Environmental Private Equity
Fund II, L.P., a Delaware limited partnership ("EPEF"or the "Filing Party"). The Filing Party maintains its principal offices at 233 South Wacker Drive, 9500 Sears Tower, Chicago, Illinois 60606 ("Suite 9500"). The principal business of the Filing Party is venture capital and private equity investment.

     EPEF is controlled through more than one partnership. In this Schedule 13D, the persons who have or share control of EPEF or its general partner after looking through one or more intermediate partnerships will be referred to as "ultimate general partners." The ultimate general partners of EPEF are First Analysis Corporation, a Delaware corporation ("FAC"), Bret R. Maxwell ("Maxwell"), BancAmerica Robertson Stephens & Co. ("BARS"), Argentum Environmental Corporation ("AEC"), and Schneur Z. Genack, Inc. ("SZG").

     (a), (b) and (c). The following information is furnished with respect to each person who takes executive actions on behalf of FAC with respect to its functioning as an ultimate general partner of EPEF, and on behalf of Maxwell personally, each of whom maintains Suite 9500 as his principal business address:


     Name                     Affiliation with FAC
     ----                     --------------------
1.  F. Oliver Nicklin         President, Chief Executive Officer and Director
2.  Bret R. Maxwell           Vice Chairman

     Each of the above is principally employed as an executive of FAC. FAC's principal business is participation in venture capital partnerships and the provision of research investment services. Its principal business address is Suite 9500.

     (a), (b) and (c) (con't). AEC maintains its business address c/o The Argentum Group ("TAG"), 405 Lexington Avenue, New York, New York 10174 (the "TAG Address"). SZG maintains its business address at the TAG Address. The persons who take actions on behalf of AEC and SZG with respect to their functioning as ultimate general partners of EPEF are Schneur Z. Genack ("Genack"), Daniel Raynor ("Raynor") and Walter H. Barandiaran ("Barandiaran"). Each of Raynor and Barandiaran is principally employed as an executive of TAG and maintains his business address at the TAG address. TAG's principal business is merchant banking. Genack is

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                                                           Page 4 of 6 Pages

principally employed as a private investor. Genack maintains his business address at 18 East 48th Street, Suite 1800, New York, New York 10017.

     (a), (b) and (c) (con't). BARS maintains its business address at 555 California Street, San Francisco, California 94111 (the "BARS Address"). The person who takes actions on behalf of BARS with respect to its functioning as an ultimate general partner of EPEF is Charles R. Hamilton ("Hamilton"). Hamilton is principally employed as an employee of BARS. Hamilton maintains his principal business address at the BARS Address. BARS's principal business is investment banking.

     (d) and (e) None of the Filing Party or its general partners and, to the best of the Filing Party's knowledge, none of the persons listed in the responses to Items 2(a), (b) or (c) above has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such civil proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) To the best of the Filing Party's knowledge, each of the natural persons listed in the responses to Items 2(a), (b) or (c) above is a citizen of the United States, except for Barandiaran, who is a citizen of Peru.

                   Item 5.  Interest in Securities of the Issuer.

     (a) (i) As of the date of this Schedule, EPEF owns 149,912 shares of the Common Stock. Assuming no exercise of options or warrants or conversion of any convertible security by any other person, EPEF owns 1.2% of the Common Stock.

     In addition, Genack holds 24,000 shares of Common Stock, 12,500 Warrants ("$9 Warrants") to purchase Common Stock at an exercise price of $9 per share, and 1,667 Warrants ("$10 Warrants") to purchase Common Stock at an exercise price of $10 per share (the $9 Warrants and the $10 Warrants are sometimes collectively referred to herein as the "Warrants"). Assuming exercise of all Warrants held by Genack, and no exercise of options or warrants or conversion of any convertible security by any other person, Genack owns 0.3% of the Common Stock.

     (ii) By reason of their status as ultimate general partners of EPEF, each of FAC, Maxwell, BARS, AEC and SZG, and the controlling persons Genack, Raynor, Barandiaran and Hamilton, may be deemed to be the indirect beneficial owner of 149,912 shares of Common Stock or 1.2% of such shares. By reason of his status as the majority stockholder of FAC, F. Oliver Nicklin may also be deemed to be the indirect beneficial owner of such shares.

     (iii) The Filing Party disclaims beneficial ownership of all shares described herein except those shares that are owned by the Filing Party directly. The Filing Party understands that each of the other persons named as an officer, director, partner, ultimate general partner or other affiliate of

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                                                           Page 5 of 6 Pages

any Filing Party herein disclaims beneficial ownership of all of the shares described herein, except for Genack with respect to the 24,000 shares of Common Stock and 14,167 Warrants held by him directly.

     The Filing Party and each of its general partners disclaim the existence of an "group" among any or all of them and further disclaim the existence of a "group" among any or all of them and any or all of the other persons named as an officer, director, partner or other affiliate of any Filing Party, in each case within the meaning of Section 13(d)(3) of the 1934 Act.

     (b)(i) EPEF has the sole power to vote and dispose of 149,912 shares of Common Stock. FAC, Maxwell, BARS, AEC and SZG may be deemed to share the power to vote or dispose of such shares.

     (ii) Subject to the exercise of Warrants held by Genack, Genack has the sole power to vote and dispose of 38,167 shares of Common Stock.

     (c) (i) On July 20, 1998, Genack sold 1,000 shares of Common Stock at a price per share of $24.75.

     (ii) On July 31, 1998, EPEF exercised its 218,750 $9 Warrants and its 29,167 $10 Warrants, in each case on a "cashless" basis, and received 149,912 shares of Common Stock.

     (iii) On August 7, 1998, EPEF distributed 318,700 shares of Common Stock to its limited partners.

     (d)  None.

     (e) On August 7, 1998, EPEF ceased to be the beneficial owner of more than five percent of the Common Stock.

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                                                           Page 6 of 6 Pages

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 10, 1998

                                        ENVIRONMENTAL PRIVATE EQUITY FUND II,
                                        L.P., a Delaware limited partnership

                                        By:  Environmental Private Equity
                                             Management II, L.P., General
                                             Partner of Environmental Private
                                             Equity Fund II, L.P.

                                        By:  First Analysis EPEF Management
                                             Company II, General Partner of
                                             Environmental Private Equity
                                             Management II, L.P.

                                        By:  First Analysis Corporation,
                                             General Partner of First Analysis
                                             EPEF Management Company II


                                             By:     /s/ Bret R. Maxwell
                                                ------------------------------
                                                     Title: Vice Chairman